Exhibit 99.1

Iconica Selects Sapiens General Insurance (P&C) Software
Suite as New Policy Administration Platform

The UK insurer chose Sapiens IDIT to benefit from a modern operating environment, appropriate
|automation and pace of change

Holon, Israel – March 9, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that Iconica Business Services Limited (Iconica), an FCA authorized company owned jointly by Congregational & General Insurance plc (CGI) and Integra Insurance Solutions Ltd. (Integra), has selected the Sapiens IDIT Insurance Suite as the company’s new core insurance system for its general lines of business.

Iconica’s legacy environment no longer met the organization’s needs and business goals, prompting the search for a modern core solution. Iconica’s unique business model – serving as underwriter for church lines of business and an MGA for household insurance – requires a system like the IDIT Suite, which offers a high degree of flexibility and a wide range of functionality.

“After we evaluated our options, selecting Sapiens was a fairly easy decision for us. We felt the IDIT Suite was not only a good technological and functional fit, but also promised the lowest risk and best value,” said Matt Wood, head of business operations at Iconica. “We also appreciated Sapiens’ commitment to our success – the team worked diligently with us through every phase of the evaluation and blueprint effort.”

Anticipated benefits from Iconica’s Sapiens IDIT implementation include: a modern environment with increased automation and greater effectiveness for servicing Iconica’s clients and brokers; improved time utilization for underwriting, claims and finance resources; and overall operational improvements.

Key to the selection was Iconica’s confidence in the Sapiens’ team to ensure successful deployment of the IDIT platform, maximizing the benefits a modern technology and operating environment offers now, and in the future.

“Choosing a new core insurance system is much more than a box-ticking exercise of system functionality. Having a great system is certainly a key factor, but focusing on both the partner and the implementation journey and beyond were equally important factors for us in selecting Sapiens for our future system needs,” said Matt Wood. “We wanted to work with an organization that understood our business needs, one that we could really connect with, and who had proven delivery capability.”

“This deal is the latest demonstration of our ability and flexibility to support specialist insurance providers like Iconica,” said Raj Ghuman, vice president of sales and operations for Sapiens Europe. “We continue to enjoy a good deal of traction in the UK market and we are delighted to welcome Iconica to our growing list of clients in the region and in household lines of business.”

Sapiens IDIT is designed with growth and change in mind, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. Sapiens IDIT management system is built on open technology and can be used on desktops, laptops, tablets and smartphones. Backed by Sapiens’ 30+ years of delivery expertise and global presence, Sapiens IDIT’s field-proven, modular components support all core operations of personal, commercial and specialty lines of business.

About Iconica Business Services Limited (Iconica)

Iconica Business Services Limited (Iconica) is an FCA authorized company owned jointly by Congregational & General Insurance plc (CGI) and Integra Insurance Solutions Ltd. (Integra).

Through continued investment in technology and a focus on improving its processes Iconica is able to provide a high quality and efficient service from its Bradford-based head office. Iconica handles all aspects of customer contact and currently manages and administers church and related commercial insurance business on behalf of CGI. The company also offers similar services for circa 400,000 Integra home insurance policies. For more information: www.iconica.co.uk.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com